David Forsberg

Chief Revenue Officer | WhiteClouds 3D Printing and Modeling

Greater Salt Lake City Area

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WhiteClouds

Weber State University

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500+ connections

A innovator in designing and managing sales and marketing strategy and operations for both Fortune 500 and emerging companies. Dave has designed sales and go-to-market strategies for dozens of companies including Google, DropBox, Verizon, Whirlpool, Cisco, HP, Samsung, Intel and Microsoft.

Experience

Chief Revenue Officer
WhiteClouds
Feb 2018 – Present • 6 mos
Ogden, Utah

Strategic Advisor
XVoyant
May 2016 – Present • 2 yrs 3 mos
Greater Salt Lake City Area

Xvoyant provides sales leaders with more predictable and sustainable revenue attainment by creating individualized coaching plans and ensures the consistent execution of coaching through integrated goal setting, scheduling and follow-up. Built 100% within Salesforce.com and designed to leverage current sales milestones and pipeline definitions Xvoyant quickly maps to an existing field structure and immediately utilizes year to date performance and funnel data to compile personalized and insightful coaching recommendations for each member of a sales team. visit www.xvoyant.com for more information

Market Star

EVP Business Development
MarketStar
Mar 1994 – Dec 2015 • 21 yrs 10 mos

Education

Weber State University

Weber State University
Technical Sales, Sales and Marketing
1989 – 1995